Exhibit 99.3

Concord Medical Services Holdings Limited

(the "Company")

SHAREHOLDER PROXY

I/We,	of

,

being the registered holder(s) of	(Note 1) class	(Note 1) ordinary share(s) of the Company, hereby appoint
the Chairman of the Meeting or (Note 2)	of

as my/our proxy to act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on December 21, 2017 at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China (or at any adjournment thereof) (the “Meeting”) and in particular (but without limitation) at such Meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) as indicated below (or if no such indication is given as my/our proxy thinks fit) and on any other resolutions which may properly come before the Meeting as my/our proxy thinks fit and to do all acts and things which I/ we could personally have done at the Meeting in such manner as my/our proxy thinks fit and if expedient to demand a poll.

Please indicate with a √ in the spaces provided how you wish your vote(s) to be cast. Should this proxy form be returned duly signed, but without a specific direction, the proxy will vote at his discretion.

	FOR	AGAINST	ABSTAIN

Ordinary Resolution 1	☐	☐	☐

"THAT the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ended December 31, 2016 at a fee agreed by the directors be and is hereby ratified, confirmed and approved in all respects."

Ordinary Resolution 2	☐	☐	☐

"THAT the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2017 at a fee agreed by the directors be and is hereby approved."

Ordinary Resolution 3	☐	☐	☐

"THAT the financial statements of fiscal year ended December 31, 2016 contained in the Company’s 2016 annual report be and is hereby ratified, confirmed, approved and adopted in all respects."
1

The proxy may vote as the proxy thinks fit or abstain from voting in respect of any other matters which may properly come before the Meeting.

Signed:

Dated:

NOTES

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairman of the Meeting is preferred, strike out the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

3.	A member entitled to attend and vote at the Meeting may appoint a proxy to attend and vote in place of the member. A proxy need not be a member of the Company.

4.	This form of proxy must be signed by the appointor under hand or by his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its common seal or the hand of an officer or attorney duly authorised.

5.	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

6.	Any alterations made to this form must be initialled.

To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China no later than the time for holding the Meeting or any adjournment thereof.  Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting and in such event, the proxy shall be deemed to be revoked.

2